

November 17, 2010

Robert Weinstein
Chief Financial Officer
Green Energy Management Services Holdings, Inc.
381 Teaneck Road
Teaneck, NJ  07666

**Re:**      **Green Energy Management Services Holdings, Inc.**
            **Amendment to Registration Statement on Form S-1**
            **Filed October 28, 2010**
            **File No. 333-169496**

Dear Mr. Weinstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that you have relied on Regulation D for some of the unregistered securities you have issued.  Please tell us why you have not filed a Form D for sales made in reliance on Regulation D.  Please note that as of March 16, 2009, a Form D is required to be filed electronically.  See Rule 503 of Regulation D and Securities Act Release No. 33-8891.

Overview, page 5

2.      We have reviewed your additional disclosure in response to prior comment 5. Your disclosure indicates that the merger between Southside Electric Corporation, Inc. and Green Energy Management Services, Inc. was a reverse merger and a

recapitalization.  This contradicts additional disclosure that GEM was the acquirer for financial accounting purposes.  It appears that you are presenting Southside's historical financial statements which would only be appropriate if Southside was considered the accounting acquirer and GEM was the legal acquirer.  Please revise your disclosure for consistency.

Our History, page 5

3.      We note your response to comment six from our comment letter dated October 15, 2010.  Please explain how the reverse split was used to facilitate the proposed private placements.

4.      We note your response to comment nine from our comment letter dated October 15, 2010 and reissue that comment in part.  Please explain further the mechanics of the capital call on Ice Nine, including whether you may be required to issue additional shares to Ice Nine, the amount Ice Nine may be required to contribute and the consideration Ice Nine may receive in exchange for returning shares to treasury stock.

Risks Relating to Our Business, page 10

5.      We note from your disclosure elsewhere in the document that you have recently added water conservation solutions to your business.  Please consider adding risk factors related to this new line of business.

We have limited funds., page 10

6.      We note your response to comment 15 from our comment letter dated October 15, 2010 and reissue that comment in part.  Please expand your risk factor disclosure to highlight and quantify your recent net losses and negative working capital.

We may be subject to financial examinations by taxing authorities…, page 12

7.      We note your response to comment 18 from our comment letter dated October 15, 2010.  Please revise your risk factor heading to clarify that the risk relates to jurisdictions in which you conducted operations at the time of the sale and disclose the relevant jurisdictions.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Overview and Recent Developments, page 19

8.      We note your revised disclosure in the last paragraph of this section.  We also
        note that your letter of credit has been reassigned.  Please expand your disclosure
        to state how long you expect to be able to sustain your current level of operations
        with the funds you have.

Liquidity and Capital Resources, page 22

9.      In the first paragraph, you refer to start up fees for outside professional services.
        Please quantify the amount of such fees and describe the services.

10.     Refer to the last sentence of the first paragraph.  You state that your expenses will
        have to be paid out over a longer period.  Please clarify the original payment dates
        and disclose whether you anticipate any penalties for late payments.  Please also
        disclose the source(s) of funds you plan to use to meet these obligations.

11.     In the second paragraph, please state the interest rate on the letter of credit.  Also,
        please describe the details of the assignment arrangement, including any benefit
        received by the company. Please add related disclosure to the Certain
        Relationships and Related Transactions section on page 34, or tell us why it is not
        appropriate.

12.     In the third paragraph, please state the business purpose for the vehicle purchase,
        as well as who has possession of the vehicle.

13.     Refer to the second sentence in the fourth paragraph.  Please quantify these "other
        obligations."  Please also quantify the amount of cash from operations that you
        plan to use for these purposes.  We note that you had limited cash flow from
        operations for the six months ended June 30, 2010 and that you had net cash used
        in operations for the year ended December 31, 2009.

14.     We note your response to comment 33 from our comment letter dated October
        15, 2010 and reissue that comment.  Item 601(b)(10)(i) of Regulation S-K applies
        to material contracts entered into two years before the filing of the registration
        statement.  Please include the credit agreement as an exhibit to the registration
        statement.

15.     We note your response to comment 35 from our comment letter dated October 15, 2010 and reissue that comment in part. You have revised your disclosure to state that "expenses will have to be paid out over a longer period of time up to six months." Please tell us if you are past due in the payment of your accounts and expenses and if this has had an impact on your relationships with your creditors. Please consider revising your disclosure to discuss any material deliquencies and impairments of your relationships with creditors.

Business, page 25

Overview, page 25

16.     In the first paragraph, please describe in greater detail your plans to expand your operations on a nationwide basis.

17.     In the second paragraph, please provide a basis for your cost savings estimates.

18.     We note your disclosure related to your new line of water conservation solutions. Please describe in greater detail how this portion of your business will operate, including how you expect to derive fees.

Product Applications, page 25

19.     Refer to the penultimate sentence in the second paragraph. Please explain in greater detail the operation of these contracts. Since the fee appears to be based on the amount of savings the customer experiences after using the products, it is unclear how one could negotiate the contract fees upfront.

Key Manufacturers and Suppliers, page 26

20.     We note your response to comment 46 from our letter dated October 15, 2010. Please confirm that this is your only material agreement required to be filed pursuant to Item 601 of Regulation S-K. Please also expand your disclosure of the license agreement to describe the payment provisions, usage restrictions, material obligations that must be met to keep the license in place and duration and termination provisions.

Recent Sales of Unregistered Securities, page 35

21.     We reissue comment 68 from our letter dated October 15, 2010. Please revise to state the facts relevant to show that the offerings were not public offerings.

Consolidated Financial Statements

22.     We have reviewed your response to comment 58 and reissue our comment in its entirety.  You have presented the financial statements of your operating subsidiary (Green Energy Management Services, Inc.) and its predecessor.  Please present the consolidated financial statements of Green Energy Management Services Holdings, Inc.

Green Energy Management Services, Inc. – June 30, 2010 and December 31, 2009

Nature of Operations, page F-5

23.     We have reviewed your revised disclosure in response to prior comment 59. Please reconcile for us the apparent discrepancies with your disclosures regarding the nature of the business on pages 5 and 19 of the amended Form S-1.

Recognition of Income on Construction Contracts, page F-5

24.     We note that you will provide services under long term contracts with a fixed monthly fee as described on page 20.  Please clarify why you would recognize revenue under the percentage of completion method for such arrangements.

Exhibit 5.1 Legal Opinion

25.     We note that your draft legal opinion provides that the securities being sold pursuant to the registration statement, "will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable and binding obligations under the laws of the State of Delaware." The securities being offered and sold pursuant to the registration statement are being sold in a secondary offering and are already issued.  Please revise your draft legal opinion so that it is consistent with a secondary offering.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,


Sonia Barros
Special Counsel


cc:     Benjamin S. Reichel, Esq.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725